MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

17 October 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549



Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;
2. distributes or is required to distribute to the holders of its securities; and
3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 17th of October 2006, the Company filed with the London Stock Exchange an announcement regarding a Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

Enclosures

part of MyTravel group

MyTravel Group plc.
Registered Office
Holiday House, Sandbrook Park, Sandbrook Way,
Rochdale, Lancashire OL11 1SA

Registered in England.
Company Registration No. 742748

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays PLC through Barclays Capital Securities Ltd, Barclays Global Investors Ltd, Gerrard Ltd, Barclays Global Investors, N.A., Barclays Bank PLC, Barclays Capital Inc and Barclays Life Assurance Co Ltd

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays Capital Nominees Limited	17,651,880
Boiss Nominees Limited (a/c 4224361)	440,885
Chase Nominees Limited (a/c 16376)	234,583
Chase Nominees Limited (a/c 28270)	169,343
JP Morgan (BGI Custody) (a/c 16331)	117,203
JP Morgan (BGI Custody) (a/c 16341)	254,882
JP Morgan (BGI Custody) (a/c 16400)	3,635,562
JP Morgan (BGI Custody) (a/c 18409)	426,855
R C Greig Nominees Limited	77,414
R C Greig Nominees Limited a/c AK1)	324
R C Greig Nominees Limited (a/c GP1)	4,925
R C Greig Nominees Limited (a/c SA1	17,582
State Street Bank and Trust Co	49,000
Total	**23,080,438**

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary shares

10. Date of transaction

6 October 2006

11. Date company informed

16 October 2006

12. Total holding following this notification

23,080,438 30p ordinary shares

13. Total percentage holding of issued class following this notification

5.01% of the 30p ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - +44 1706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary

Date of notification

17 October 2006

BARCLAYS

Barclays Compliance
1 Churchill Place
London
E14 5HP

Tel 020 7116 2913
Fax 020 7116 7665

09 October 2006

The Company Secretary

Mytravel Group PLC
Parkway One, Parkway Business Centre
300 Princes Road
Manchester
M14 7QU

Update

Dear Sir.

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 06-October-06 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 5.01 %

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 461,003,277 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7116 2913.

Yours faithfully



Geoff Smith

Enc.

LEGAL ENTITY REPORT

MYTRAVEL GROUP **SEDOL: B06BLB4**

As at 06 October 2006 Barclays PLC through the legal entities listed below, had a notifiable interest in 23,080,438 ORD GBP0.30 representing 5.01% of the issued share capital of 461,003,277 units.

Legal Entity		Holding	Percentage Held
Barclays Life Assurance Co Ltd		541,428	.1174
Barclays Capital Securities Ltd		2,190,095	.4751
Barclays Capital Inc		517,136	.1122
Barclays Global Investors Ltd		4,737,885	1.0277
Gerrard Ltd		100,245	.0217
Barclays Global Investors, N.A.		49,000	.0106
Barclays Bank PLC		14,944,649	3.2418
	Group Holding	**23,080,438**	**5.0065**

REGISTERED HOLDERS REPORT

MYTRAVEL GROUP **SEDOL: B06BLB4**

As at 06 October 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 23,080,438 ORD GBP0.30 representing 5.01% of the issued share capital of 461,003,277 units.

Registered Holder	Account Designation	Holding
BARCLAYS CAPITAL NOMINEES LIMITED		517,136
BARCLAYS CAPITAL NOMINEES LIMITED		14,944,649
BARCLAYS CAPITAL NOMINEES LIMITED		2,190,095
BOISS NOMINEES LTD	4224361	440,885
CHASE NOMINEES LTD	16376	234,583
CHASE NOMINEES LTD	28270	169,343
JP MORGAN (BGI CUSTODY)	16331	117,203
JP MORGAN (BGI CUSTODY)	16341	254,882
JP MORGAN (BGI CUSTODY)	16400	3,635,562
JP MORGAN (BGI CUSTODY)	18409	426,855
R C Greig Nominees Limited		77,414
R C Greig Nominees Limited GP1		4,925
R C Greig Nominees Limited SA1		17,582
R C Greig Nominees Limited a/c AK1		324
STATE STREET BANK AND TRUST CO		49,000
	Total	**23,080,438**